UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58560/ September 17, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13135

In the Matter of	:	
	:	
PACIFIC COAST APPAREL CO., INC.,	:	ORDER MAKING FINDINGS AND
PACIFIC GATEWAY EXCHANGE, INC.,	:	REVOKING REGISTRATION OF
PACIFIC INTERNATIONAL SERVICES	:	SECURITIES AS TO SEVEN
CORP.,	:	RESPONDENTS BY DEFAULT
PALLET MANAGEMENT SYSTEMS, INC.,	:	
PALM DESERT ART, INC.,	:	
PANACO, INC.,	:	
PARAGON FINANCIAL CORP. (N/K/A/	:	
NEWMARKET LATIN AMERICA, INC.),	:	
and PATRIOT MOTORCYCLE CORP.	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on August 18, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Under the terms of the OIP, Respondents were required to file Answers within ten days after service of the OIP. See 17 C.F.R. § 201.220(b); OIP at 4.   The Commission's files and filings by the Division of Enforcement (Division) on August 28, 2008, and September 8, 2008, establish that each Respondent was served with the OIP on or before August 21, 2008. See 17 C.F.R. § 201.141(a)(2)(ii). Paragon Financial Corp. (n/k/a NewMarket Latin America, Inc.) (Paragon) filed an Answer on September 4, 2008.

In an Order dated September 9, 2008, I ordered a telephonic prehearing conference to be held on September 15, 2008, and put Respondents on notice that failure to file an Answer or participate in the telephonic prehearing conference would be grounds for finding them in Default. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Only Respondent Paragon attended the prehearing conference. To this date, all other Respondents have failed to file an Answer, attend the prehearing conference, or otherwise defend the proceeding.

Rulings

At the telephonic prehearing conference on September 15, 2008, and in an Order issued September 16, 2008, I granted the Division's September 9, 2008, motion requesting a finding of default (Motion) as to Respondents Pacific Coast Apparel Co., Inc. (Pacific Coast), Pacific Gateway Exchange, Inc. (Pacific Gateway), Pacific International Services Corp. (Pacific

International), Pallet Management Systems, Inc. (Pallet), Palm Desert Art, Inc. (Palm Desert), Panaco, Inc. (Panaco), and Patriot Motorcycle Corp. (Patriot). See 17 C.F.R. § 201.155. In view of the defaults, I deem the allegations in the OPI to be true and find as follows:

Findings

Pacific Coast (CIK No. 1005185)[1] is a suspended California corporation located in Kentfield, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacific Coast is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000.

Pacific Gateway (CIK No. 1004967) is a void Delaware corporation located in Burlingame, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacific Gateway is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $143 million for the prior nine months. On December 29, 2000, Pacific Gateway filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on December 5, 2006. As of August 13, 2008, the company's common stock (symbol PGEXQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Pacific International (CIK No. 727066) is a suspended California corporation located in Honolulu, Hawaii, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacific International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1996, which reported a net loss of $790,235 for the prior three months.

Pallet (CIK No. 773724) is a Florida corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pallet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 28, 2002, which reported a net loss of $19,342 for the prior thirteen weeks. On February 14, 2003, Pallet filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on October 24, 2006. As of August 13, 2008, the company's common stock (symbol PALTQ) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Palm Desert (CIK No. 849315) is a Delaware corporation located in Palm Desert, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Palm Desert is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2000, which reported a net loss of $471,513 for the prior nine months.

Panaco (CIK No. 882074) is an inactive Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act

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[1] The Central Index Key (CIK) is a Commission identifier for EDGAR filers.

Section 12(g). Panaco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of over $9 million for the prior three months. On July 16, 2002, Panaco filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas that is still pending. As of August 13, 2008, the company's common stock (symbol PNOIQ) was traded on the over-the-counter markets. Panaco also has debt securities.

Patriot (CIK No. 1073949) is a revoked Nevada corporation located in San Clemente, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Patriot is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2005, which reported a net loss of over $1.9 million for the prior three months. As of August 13, 2008, the company's stock (symbol PMCY) was quoted on the Pink Sheets, had eleven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

By the actions described above, Pacific Coast, Pacific Gateway, Pacific International, Pallet, Palm Desert, Panaco, and Patriot have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. These rules require an issuer, with securities registered pursuant to Section 12(g), to file annual reports, and for domestic issuers to file quarterly reports.

Order

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules.

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of securities of Pacific Coast Apparel Co., Inc., Pacific Gateway Exchange, Inc., Pacific International Services Corp., Pallet Management Systems, Inc., Palm Desert Art, Inc., Panaco, Inc., and Patriot Motorcycle Corp., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge